SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 27, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K contains a quarterly report of Infineon Technologies AG dated April 27, 2004 for the Company’s second quarter and the first half year results for the 2004 financial year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: April 27, 2004	By:	/s/ PETER J. FISCHL
Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT
Michael von Eickstedt
General Counsel and Senior Vice President

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT

FOR THE THREE AND SIX MONTHS PERIOD ENDED

March 31, 2004

i

OVERVIEW OF FINANCIAL RESULTS

Second Quarter and 1st Half of the 2004 Financial Year

•                  Infineon achieved higher revenues and maintained profit level of previous quarter

•                  On a sequential basis, revenues of Euro 1.671 million improved by 3 percent, net income of Euro 39 million increased by 15 percent, and EBIT was consistent at Euro 71 million

•                  Record sales in Automotive & Industrial; EBIT margins of Secure Mobile Solutions improved based on productivity measures and a better product mix in the security business; significant volume growth more than offsets price decline in Memory Products

•                  Continued solid gross cash position of Euro 2.9 billion and positive free cash flow of Euro 53 million

•                  Management Board retains focus on growth, technology and cost leadership: implementation of strategic goals on track

Infineon Technologies, one of the world’s leading semiconductor manufacturers, ended the second quarter and first half of its 2004 financial year on March 31, 2004 with revenues of Euro 1.671 billion, reflecting an increase of 3 percent sequentially and 13 percent year-on-year.

Net income in the second quarter increased to Euro 39 million, compared to Euro 34 million in the previous quarter, and a net loss of Euro 328 million in the second quarter of the last fiscal year. The sequential quarterly earnings increase in Secure Mobile Solutions and Corporate & Reconciliation offset lower earnings in Memory Products and Other Operating Segments. The reversal in Corporate & Reconciliation of a Euro 32 million provision for licenses which are no longer required due to a favorable ruling in a legal proceeding, was substantially offset by increased impairment charges, higher restructuring costs and increased provisions for license and legal matters. The year-on-year increase reflected reduced losses in Wireline Communications, and significantly improved profitability for Memory Products and Secure Mobile Solutions.

Basic and diluted earnings per share were consistent at Euro 0.05 for the second and first quarter, and reflect a significant year-on-year improvement from a loss per share of Euro 0.45.

Revenues

The sequential growth was mainly achieved through a further increase in revenues from the Automotive & Industrial business group, and higher sales volume for Memory Products. Sequential quarterly revenue improved despite continued price decline in some product segments, and the negative impact of the weakening US dollar exchange rate. The year-on-year increase also reflected significantly improved Secure Mobile Solutions revenues.

Segment revenue developments during the second quarter of the 2004 financial year as compared to the previous quarter and the second quarter of the 2003 financial year were as follows:

•                  With the second quarter historically showing strong demand in the Automotive & Industrial segment, its quarterly revenues reached another all-time high of Euro 379 million, up 6 percent sequentially and up 5 percent year-on-year. The sequential revenue increase was achieved by the improved unit volume, despite ongoing pricing pressure.

•                  Wireline Communications’ revenues were Euro 109 million in the second quarter, up 2 percent from the previous quarter and down 3 percent year-on-year. The modest sequential revenue increase was mainly due to higher revenues from the Access business.

•                  Secure Mobile Solutions’ second quarter revenues of Euro 461 million were almost unchanged compared to Euro 465 million in the previous quarter. Year-on-year revenues increased by 25 percent. Particularly strong sales in the security business offset a lower-than-expected seasonal decline in revenues from mobile solution products.

•                  The Memory Products group’s second quarter revenues were Euro 665 million, up 3 percent sequentially, and up 9 percent compared to the second quarter of the last fiscal year. The sequential revenue increase was mainly driven by significantly higher sales volumes, which more than compensated for lower average chip prices compared to the previous quarter. Increased sales volumes were derived from increased production levels as well as the considerable reduction of our inventory.

•                  Second quarter revenues in the Other operating segments were Euro 50 million, an increase of 6 percent sequentially, and 92 percent year-on-year.

Revenues outside Europe constituted 58 percent of total revenues, up from 57 percent in the previous quarter. Sales in North America were 22 percent of total revenues, up sequentially from 20 percent. Sales in the Asian market represented 35 percent of total revenues.

Earnings

Quarterly EBIT (Earnings Before Interest and Taxes) of Euro 71 million was comparable to the Euro 70 million in the previous quarter, and showed a substantial improvement from the loss of Euro 221 million in the second quarter of the last fiscal year. Business performance not only improved because of the overall strong customer demand but also because of improved productivity. By achieving this result, we have reached another milestone on our path towards profitable growth. We are confident that by executing on our strategic plan, further progress can be shown during the remainder of this fiscal year.

For our segments, the developments during the second quarter of the 2004 financial year as compared to the previous quarter and the second quarter of the 2003 financial year were as follows:

•                  The Automotive & Industrial segment’s EBIT improved slightly to Euro 51 million, compared to Euro 48 million in the previous quarter, and Euro 50 million year-on-year, with the improvement mainly reflecting increased productivity.

•                  Wireline Communications’ EBIT amounted to a loss of Euro 19 million, increasing from a loss of Euro 15 million in the previous quarter, but significantly reduced from a loss of Euro 39 million year-on-year. The quarterly loss increase was mainly driven by lower gross margins due to the ramp-up of certain ADSL products, continued price pressure and a lower revenue contribution from higher-margin businesses.

•                  Secure Mobile Solutions’ EBIT increased significantly to Euro 27 million, compared to Euro 14 million in the previous quarter, and a loss of Euro 24 million year-on-year. The increase in quarterly EBIT resulted from improved margins, reflecting overall higher productivity, and reduced charges for idle capacity.

•                  The Memory Products group’s EBIT decreased sequentially to Euro 13 million, from Euro 57 million in the previous quarter, but significantly improved from a loss of Euro 137 million on a year-on-year basis. The sequential EBIT decline was mainly due to lower prices for DRAM chips.

•                  Other operating segments - EBIT showed a loss of Euro 17 million, compared to a loss of Euro 5 million in the previous quarter, and a loss of Euro 14 million in the second quarter of fiscal year 2003. The increased sequential loss mainly reflects higher impairment charges for investments in our venture capital portfolio during the second quarter.

•                  In Corporate and Reconciliation, EBIT in the second quarter was Euro 16 million, compared to a loss of Euro 29 million in the prior quarter, and a loss from Euro 57 million in the second quarter of fiscal year 2003, principally reflecting reduced idle capacity costs and the reversal of a Euro 32 million provision for license fees that are no longer required due to a favorable ruling in a legal proceeding.

Expenses

Expenditures for Research and Development in the second quarter totaled Euro 304 million, or 18 percent of sales, increasing from Euro 276 million, or 17 percent of sales, sequentially. The increase in absolute terms mainly reflects increased development efforts in the Memory Products and Automotive & Industrial segment.

Expenses for SG&A (Selling, General & Administrative) amounted to Euro 176 million, or 11 percent of total revenues, compared to Euro 174 million, or 11 percent of total revenues in the previous quarter, reflecting our continuing focus on cost control.

Results for First Half of Fiscal Year 2004

Total revenues for the first half of fiscal year 2004 were Euro 3.29 billion, up 13 percent from Euro 2.93 billion in the same period last year. Net income for the first half of this fiscal year amounted to Euro 73 million, compared to a net loss of Euro 368 million year-on-year. EBIT for the first half of this fiscal year increased to Euro 141 million, a significant improvement over the EBIT loss of Euro 250 million in the first half of the last fiscal year.

Liquidity

Infineon’s gross cash position, representing cash and cash equivalents, marketable securities and restricted cash, amounted to Euro 2.9 billion, increasing sequentially from Euro 2.8 billion. Free cash flow, representing cash from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to Euro 53 million, up sequentially from negative Euro 63 million in the previous quarter. The improvements in both gross cash position and free cash flow primarily reflect higher operating cash flows compared to the previous quarter.

Group Structure

In the second quarter of the 2004 financial year, we announced an agreement to acquire the Taiwanese company ADMtek, which is to form part of the Wireline Communications segment. We are actively engaged in negotiations relating to the divestiture or other strategic alternatives for the Fiber Optics business of the Wireline Communications segment. In March 2004, we completed the acquisition of the remaining minority interest in our Dresden 300mm production facility for Euro 278 million through the issuance of 26.7 million shares.

Business development

During the first half of the fiscal year, our manufacturing strategy combining partnerships, cooperation with foundries and internal production for both logic and memory products continued to prove itself.  The possibility of shifting production capacity from DRAM to logic production gives us the flexibility to maintain cost-efficient production even in times of tightening capacities. We thereby position ourselves as a trusted supplier of choice in times of tightening supply in nearly all segments.

In the second quarter, the Automotive & Industrial segment registered an increase of worldwide bookings, especially in the Power Management & Supplies business. The group achieved a major design win in the body application field at a premium automotive supplier. At the Embedded World Show 2004 in February, we launched our TC1130, a TriCore-based microcontroller that is the first 32-bit derivative capable of running the full-featured Linux operating system as well as all other operating systems designed for industrial and communications applications. The newly developed TriCore2 received an award as Best Low-Power Embedded Processor of 2003. In addition, the Taiwanese company Asustek, one of the world’s leading manufacturers of PC motherboards, gave Infineon its Preferred Supplier Award.

In Wireline Communications, the Access business continued to gain design wins for its Geminax.max ADSL 2+ solution at the major DSLAM manufacturers, particularly in China. In addition, we achieved several design wins for both the infrastructure segment and in the emerging Analog Telephone Adapter (ATA) market with its product Vinetic, a Voice-over-IP processor, which is to be sold alongside the access processor from ADMtek. Infineon was also given the Supplier Excellence Award from Telspec, a British telecommunications equipment supplier. In the Optical Networking business, ZTE Corporation, second largest Chinese supplier of data- and telecommunications systems, selected Infineon as a strategic partner to deliver Resilient Packet Ring (RPR) solutions for Metropolitan and Wide Area Networks to its carrier customers. Our new Ethernet-over-Sonet product family also achieved significant design wins.

In the second quarter, the Secure Mobile Solutions business group profited from the market recovery in the security business as well as continuous market growth in mobile solutions, resulting in significantly increased bookings. At the 3GSM World Congress in Cannes in February, we showcased our 3G capabilities and presented a new multimedia phone platform that supports the UMTS, EDGE and GPRS standards. Our mobile platform offer for the entry and multimedia market segment was successfully introduced in Asia, of which customers include Panasonic, DBTEL, Huawei, Konka, and Asustek.

The Memory Products group further extended its product line based on 110-nanometer technology, with the qualification of the 512-Megabit DDR, the 256-Megabit Graphics-RAM and the 256-Megabit

Mobile-RAM. We also presented the first functional memory chips based on its 90-nanometer technology. With the first wafers produced, the roadmap of Inotera Memories, our joint venture with the Taiwanese company Nanya, is on schedule, as is the ramp-up of Infineon’s first non-volatile memory chip based on its TwinFlash technology, with the first sales in the second quarter.

Outlook for the Second Half of the 2004 financial year

We expect further revenue growth in its Automotive & Industrial segment during the rest of fiscal year 2004, despite continued pricing pressure. The introduction of new car models at the end of the second quarter led to rising automotive production, indicating signs of growing confidence in a market recovery of the automotive Industry. We expect the positive seasonal impact on the market for power management & supply products and the improving high power market to drive growth in the industrial business as well.

In its Wireline Communications segment, we expect continued modest growth in revenues over the next two quarters, driven by its broadband access business and the addition of the ADMtek product line. We will continue restructuring efforts in the upcoming quarters to achieve a business improvement over the year.

For the second half of fiscal year 2004, we expect continued solid growth in the overall Secure Mobile Solutions segment. Demand is anticipated to remain strong for our baseband, transceiver ICs, and complete handset platforms. Wireless infrastructure is expected to grow on the back of the ramp-up of UMTS and favorable design-win activity. Commodity parts, such as discretes, are likely to benefit from stabilization in pricing due to tightening capacity. Strong volume demand for security controllers coupled with significant productivity improvement measures are projected to result in further growth and an improvement in profitability.

For the second half of the fiscal year, we anticipate further increasing demand for Memory Products with a positive effect on the development of average prices. At the same time, we see production and bit shipments to grow towards the second half of the calendar year. Through the introduction of a variety of new commodity and specialty DRAMs in the second half of the fiscal year, the business group expects to increase its flexibility to orient its product mix towards market demand.

Judging from the current demand in our logic business, as well as our production plans, and the price developments in Memory Products, we expect continued growth in revenues for the rest of fiscal year 2004. Profitability and efficiency in the overall business, and the steady execution of our strategy, will be our top objectives during the next six months. In doing so, we are confident that we can further improve our position during the upswing-phase of the semiconductor market.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the three months ended March 31, 2003 and 2004

(in millions, except for share data)

	March 31, 2003	March 31, 2004	March 31, 2004
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	1,211	1,421	1,747
Related parties	273	250	307
Total net sales	1,484	1,671	2,054

Cost of goods sold	1,283	1,114	1,369
Gross profit	201	557	685

Research and development expenses	254	304	374
Selling, general and administrative expenses	164	176	216
Restructuring charges	10	8	10
Other operating expenses, net	—	1	1

Operating (loss) income	(227)	68	84

Interest expense, net	(11)	(8)	(10)
Equity in earnings of associated companies	7	5	6
Gain on associated company share issuance	—	1	1
Other non-operating expense, net	(3)	(5)	(6)
Minority interests	2	2	2

Income (loss) before income taxes	(232)	63	77

Income tax expense	(96)	(24)	(29)

Net (loss) income	(328)	39	48

Earnings (loss) per share - basic and diluted	(0.45)	0.05	0.06

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the six months ended March 31, 2003 and 2004

(in millions, except for share data)

	March 31, 2003	March 31, 2004	March 31, 2004
	(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties	2,420	2,784	3,422
Related parties	505	510	627
Total net sales	2,925	3,294	4,049

Cost of goods sold	2,322	2,219	2,728
Gross profit	603	1,075	1,321

Research and development expenses	519	580	713
Selling, general and administrative expenses	336	350	430
Restructuring charges	11	10	12
Other operating expenses (income), net	7	(1)	(1)

Operating (loss) income	(270)	136	167

Interest expense, net	(10)	(31)	(38)
Equity in earnings of associated companies	25	4	5
Gain (loss) on associated company share issuance	(2)	1	1
Other non-operating expense, net	(7)	(4)	(5)
Minority interests	4	4	5

Income (loss) before income taxes	(260)	110	135

Income tax expense	(108)	(37)	(45)

Net (loss) income	(368)	73	90

Earnings (loss) per share - basic and diluted	(0.51)	0.10	0.12

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

September 30, 2003 and March 31, 2004

	September 30, 2003	March 31, 2004	March 31, 2004
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	969	956	1,175
Marketable securities	1,784	1,859	2,285
Trade accounts receivable, net	876	922	1,133
Inventories	959	867	1,066
Deferred income taxes	113	124	152
Other current assets	605	605	744
Total current assets	5,306	5,333	6,555

Property, plant and equipment, net	3,817	3,582	4,403
Long-term investments, net	425	625	768
Restricted cash	67	52	64
Deferred income taxes	705	683	840
Other assets	485	545	670
Total assets	10,805	10,820	13,300

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	149	158	194
Trade accounts payable	877	881	1,083
Accrued liabilities	644	543	667
Deferred income taxes	39	30	37
Other current liabilities	425	519	638
Total current liabilities	2,134	2,131	2,619

Long-term debt	2,343	2,298	2,825
Deferred income taxes	32	29	36
Other liabilities	630	388	477
Total liabilities	5,139	4,846	5,957

Shareholders’ equity:
Ordinary share capital	1,442	1,495	1,838
Additional paid-in capital	5,573	5,799	7,128
Accumulated deficit	(1,261)	(1,188)	(1,460)
Accumulated other comprehensive loss	(88)	(132)	(163)
Total shareholders’ equity	5,666	5,974	7,343

Total liabilities and shareholders’ equity	10,805	10,820	13,300

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)

for the six months ended March 31, 2003 and 2004

(in millions, except for share data)

			Additional paid-in capital	Accumulated deficit	Foreign currency translation adjustment	Additional minimum pension liability	Unrealized gain/(loss) on securities	Total
	Issued
	Ordinary shares
	Shares	Amount

Balance as of October 1, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158

Net loss	—	—	—	(368)	—	—	—	(368)
Other comprehensive (loss) income	—	—	—	—	(86)	—	1	(85)
Total comprehensive loss								(453)

Issuance of ordinary shares
Acquisition of Catamaran	96,386	—	1	—	—	—	—	1

Treasury stock	(43,026)	—	—	—	—	—	—	—

Deferred compensation, net	—	—	4	—	—	—	—	4

Other equity transactions	—	—	(9)	—	—	—	—	(9)

Balance as of March 31, 2003	720,837,578	1,442	5,565	(1,194)	(91)	(20)	(1)	5,701

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	5,666

Net income	—	—	—	73	—	—	—	73
Other comprehensive loss	—	—	—	—	(37)	—	(7)	(44)
Total comprehensive loss								29

Issuance of ordinary shares
Settlement of redeemable interest	26,679,255	53	225	—	—	—	—	278

Deferred compensation, net	—	—	1	—	—	—	—	1

Balance as of March 31, 2004	747,559,859	1,495	5,799	(1,188)	(118)	(18)	4	5,974

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the six months ended March 31, 2003 and 2004

	March 31, 2003	March 31, 2004	March 31 2004
	(€ millions)	(€ millions)	($ millions)

Net (loss) income	(368)	73	90

Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	712	657	808
Deferred compensation	4	1	1
Provision for doubtful accounts	5	6	7
Gain (loss) on sale of marketable securities	2	(6)	(7)
Loss on sale of interest in associated companies	3	1	1
Loss on disposal of property, plant, and equipment	—	2	2
Equity in earnings of associated companies	(25)	(4)	(5)
Loss (gain) on associated company share issuance	2	(1)	(1)
Minority interests	(4)	(4)	(5)
Impairment charges	8	20	25
Other non-cash items	(60)	—	—
Deferred income taxes	68	—	—
Changes in operating assets and liabilities:			—
Accounts receivable	(104)	(82)	(101)
Inventories	(100)	55	68
Other current assets	15	(35)	(43)
Trade accounts payable	(205)	5	6
Accrued liabilities	24	(82)	(101)
Other current liabilities	80	162	199
Other assets and liabilities	52	15	18
Net cash provided by operating activities	109	783	962

Cash flows from investing activities:
Purchases of marketable securities available for sale	(1,357)	(1,234)	(1,517)
Proceeds from sales of marketable securities availible for sale	1,251	1,152	1,416
Proceeds from sales of interests in associated companies	36	1	1
Investment in associated and related companies	(61)	(253)	(311)
Purchases of intangible assets	(4)	(86)	(106)
Purchases of property, plant and equipment	(539)	(469)	(576)
Proceeds from sales of property, plant and equipment	11	14	17
Net cash used in investing activities	(663)	(875)	(1,076)

Cash flows from financing activities:
Net change in short-term debt	(11)	7	9
Net change in related party financial receivables and payables	7	69	85
Proceeds from issuance of long-term debt	5	—	—
Principal repayments of long-term debt	(7)	(36)	(44)
Change in restricted cash	3	15	18
Proceeds from issuance of shares to minority interest	—	28	34
Net cash (used in) provided by financing activities	(3)	83	102
Effect of foreign exchange rate changes on cash and cash equivalents	(5)	(4)	(4)
Net decrease in cash and cash equivalents from continuing operations	(562)	(13)	(16)
Net decrease in cash and cash equivalents from discontinued operations	(4)	—	—
Cash and cash equivalents at beginning of period	1,199	969	1,191
Cash and cash equivalents at end of period	633	956	1,175

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(euro in millions, except where otherwise stated)

1.                  Basis of Presentation

The accompanying interim condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and six months ended March 31, 2003 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2003 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per shares amounts or except where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2004, the condensed consolidated statements of operations for the three and six months then ended and the condensed consolidated statements of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.2292, the Federal Reserve noon buying rate on March 31, 2004.

2.                  Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, which addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without support from other parties and (2) the equity investors lack one or more of the defined essential characteristics of a controlling financial interest. Interpretation No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the participating parties. In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, which replaces the original FASB Interpretation No. 46 and addresses consolidation by business enterprises of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has applied Interpretation No. 46, as revised, with effect from October 1, 2003, which did not have a material impact on the Company’s financial statements.

In July 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-5, “Applicability of AICPA Statement of Position 97-2 (“SOP 97-2”) to Non-Software Deliverables” (“EITF 03-5”). The consensus was reached that SOP 97-2 is applicable to non-software deliverables if they are included in an arrangement that contains software that is essential to the non-software deliverables’ functionality. The Company adopted this consensus effective October 1, 2003, which did not have a material impact on its financial statements.

In December 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. SFAS No. 132 (revised 2003) is effective for the Company’s year ending September 30, 2004, with interim-period disclosures requirements effective for the Company from January 1, 2004. Interim-period disclosures are provided in note 19.

3.                   Acquisitions

In February 2004, the Company completed the purchase of assets, including certain liabilities, of the Protocol Software operations of Siemens AG, in exchange for €13 and the employment of approximately 145 of Siemens’ mobile communication software engineers.

On January 28, 2004, the Company entered into an agreement to acquire 100% of ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in exchange for approximately €69 in cash. Additionally, €26 is contingent upon the achievement of certain performance and development milestones over a two year period. This acquisition enables access to the Home-Gateway-Systems market for the Wireline Communication segment. Closing of this transaction is expected in the third quarter of the financial year and is subject to customary closing conditions.

4.                   Discontinued Operation

Pursuant to an agreement reached between the Company and Osram GmbH (“Osram”), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The agreement provides for the transfer of all customer relationships and related backlog, the cancellation by the Company of all of its opto-electronic distribution agreements, as well as providing the Company with certain rights of return related to unsold inventory as of March 31, 2003. The Company did not incur a loss on the discontinuation of the opto-electronic business. Accordingly, the results of the opto-electronics business are presented as a discontinued operation.

The following table presents comparative information of the discontinued operation for the three and six months ended March 31, 2003 and 2004, respectively:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Opto-electronics sales:
Third parties	54	—	118	—
Related parties	15	—	32	—
Net sales	69	—	150	—

5.                   Restructuring

During the three months ended March 31, 2004, the Company continued to take measures under its Impact programs aimed at improving operational efficiencies and reducing costs, which amounted to €8.

The development of the restructuring liability during the six months ended March 31, 2004, is as follows:

	September 30, 2003			March 31, 2004
	Accrued Liability	Restructuring charge	Payments	Accrued Liability
Employee terminations	18	10	(13)	15
Other exit costs	9	—	(2)	7
Total	27	10	(15)	22

6.                   Income Taxes

Income tax expense for the three and six months ended March 31, 2003 and 2004 is as follows:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Current taxes:
Germany	(4)	(3)	(9)	(7)
Foreign	(8)	(21)	(19)	(30)
	(12)	(24)	(28)	(37)
Deferred taxes:
Germany	(74)	(26)	(85)	(23)
Foreign	(10)	26	5	23
	(84)	—	(80)	—

Income tax expense	(96)	(24)	(108)	(37)

At March 31, 2004, the Company had tax loss carry-forwards of €2,064 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,147), and tax credit carry-forwards of €109. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards from non-German operations of €91 which expire in 2020 and 2021.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of March 31, 2004, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

At December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carryforwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carryforward period, which is unlimited. For the Company, the new tax law is effective from October, 2003. The Company has completed its assessment of the impact of the new legislation and has conducted that an adjustment to its deferred tax assets was not required.

7.                   Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the three and six months ended March 31, 2003 and 2004, is as follows:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Numerator:
Net (loss) income	(328)	39	(368)	73
Denominator:
Weighted-average shares outstanding-basic	720,880,604	722,932,854	720,867,894	721,901,122
Effect of dilutive instruments	—	10,330,367	—	11,322,465
Weighted-average shares outstanding-diluted	720,880,604	733,263,222	720,867,894	733,223,587
Earnings (loss) per share (in euro):
Basic and diluted	(0.45)	0.05	(0.51)	0.10

Potentially dilutive instruments include employee stock options and the convertible subordinated notes. The effects of the assumed exercise or conversion of these instruments are anti-dilutive to loss per share for the three and six months ended March 31, 2003, and are therefore excluded from the calculation of dilutive loss per share.

8.                   Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2003, and March 31, 2004 consist of the following:

	September 30, 2003	March 31, 2004
Third party – trade	700	757
Siemens group - trade (note 18)	194	183
Associated and Related Companies - trade (note 18)	8	10
Trade accounts receivable, gross	902	950
Allowance for doubtful accounts	(26)	(28)
Trade accounts receivable, net	876	922

9.                   Inventories

Inventories at September 30, 2003, and March 31, 2004 consist of the following:

	September 30, 2003	March 31, 2004
Raw materials and supplies	85	75
Work-in-process	489	483
Finished goods	385	309
Inventories	959	867

10.            Other Current Assets

At March 31, 2004, other current assets include assets held for sale relating to the Fiber Optics Business. These assets consist primarily of land, buildings and equipment as well as related liabilities associated with the production facilities located in Germany and Czech Republic. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the recognition of depreciation expense has ceased as of this date. The Company performed an impairment assessment and cocluded that no impairment was necessary. Depreciation expense for the three and six months ended March 31, 2004 was €3 and €7, respectively.

Assets of the Fiber Optics Business further include the ParoLink Technologies Co. Ltd. (“ParoLink”) joint venture in Hsinchu, Taiwan. ParoLink was formed in November 2003 by the Company and United Epitaxy Company Ltd, and manufactures and develops laser and receiver optochips. The Company has invested €6 and holds a 56% ownership interest in ParoLink. The Company accounts for its investment in ParoLink using the equity method, since substantive participating minority rights prevent the exercise of unilateral control.

Summarized balance sheet information for the Fiber Optics Business is set forth below:

March 31, 2004
Current assets	43
Non-current assets	47
Total assets held for sale	90

Current liabilities	(21)
Non-current liabilities	(8)
Total liabilities related to assets held for sale	(29)

11.            Long-term Investments, net

In November 2003, the Company invested €116 in Inotera Memories Inc., a joint venture with Nanya Technology Corp. in Taoyuan, Taiwan. In January 2004, the Company contributed an additional €107. At March 31, 2004, the Company’s direct and indirect ownership interest was 46.4%.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €8 and €15 for the three and €8 and €20 for six months ended March 31, 2003 and 2004, respectively.

12.           Trade Accounts Payable

Trade accounts payable at September 30, 2003, and March 31, 2004 consist of the following:

	September 30, 2003	March 31, 2004

Third party – trade	750	773
Siemens group - trade (note 18)	73	50
Associated and Related Companies - trade (note 18)	54	58
	877	881

13.            Debt

Debt at September 30, 2003, and March 31, 2004 consists of the following:

	September 30, 2003	March 31, 2004
Short-term debt:
Notes payable to banks, weighted average rate 2.75%	8	66
Current portion of long-term debt	138	91
Capital lease obligations	3	1
Total short-term debt and current maturities	149	158

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	987	989
Convertible subordinated notes, 5.0%, due 2010	688	688
Loans payable to banks:
Unsecured term loans, weighted average rate 2.33%, due 2005-2010	566	563
Secured term loans, weighted average rate 5.38%, due 2005 – 2014	28	27
Loans payable, weighted average rate 4.00%, due 2005	6	—
Notes payable to governmental entity, rate 0.88%, due 2027-2031	60	28
Capital lease obligations	8	3
Total long-term debt	2,343	2,298

The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

Term	Nature of financial institution commitment	Purpose/ intended use	As of March 31, 2004
			Aggregate facility	Drawn	Available

Short-term	firm commitment	working capital, guarantees, cash management	624	67	557
Short-term	no firm commitment	working capital	75	—	75
Long-term	firm commitment	working capital	376	1	375
Long-term(1)	firm commitment	project finance	711	711	—
			1,786	779	1,007

(1)          Including current maturities.

14.           Other Liabilities

Under the Company’s agreements with the other investors in the Infineon Technologies SC300 GmbH & Co. KG (“SC300”) venture, each of them had the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company had the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the other investors had the right to sell their interest in the venture to the Company under certain conditions. The carrying amount of this redeemable interest represented their contributed capital and was increased by amounts representing accretion of interest, payable under the redemption feature.

In March 2004, the Company executed its right to acquire the remaining interest in SC300 and settled the redeemable interest. Additional interest amounts paid upon redemption, aggregating €21, are reflected as interest expense, net in the accompanying condensed consolidated financial statements for the three months ended March 31, 2004. The redemption of the redeemable interest at its carrying value of €278 was effected through the issuance of 26,679,255 ordinary shares.

15.           Stock-based Compensation

Fixed Stock Option Plans

A summary of the Company’s option plans as of March 31, 2003 and 2004, respectively, and changes during the six-month periods then ended is presented below (exercise price in Euro):

	For the six months ended March 31,
	2003		2004
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding at beginning of period	19,883,210	€35.96	29,889,484	€22.83
Granted	11,335,760	€8.93	7,886,310	€12.38
Exercised	—	—	—	—
Forfeited	(504,221)	€32.13	(655,460)	€24.58
Outstanding at end of period	30,714,749	€26.05	37,120,334	€22.77

Exercisable at end of period	9,997,089	€48.56	12,953,019	€41.67

The following table summarizes information about stock options outstanding and exercisable at March 31, 2004 (exercise price in Euro):

	Outstanding			Exercisable
Range of exercise prices	Number of options	Weighted- average remaining life (in years)	Weighted- average exercise price	Number of options	Weighted- average exercise price
€5 - €10	10,830,920	5.64	€8.91	—	—
€10 - €15	9,402,740	6.47	€12.43	18,250	€14.08
€15 - €20	176,750	5.34	€15.75	—	—
€20 - €25	7,280,320	4.68	€23.70	3,576,040	€23.70
€25 - €30	124,750	4.50	€27.42	53,875	€27.54
€40 - €45	4,562,464	2.96	€42.03	4,562,464	€42.03
€50 - €55	95,450	4.01	€53.26	95,450	€53.26
€55 - €60	4,646,940	3.66	€55.18	4,646,940	€55.18
Total	37,120,334	5.08	€22.77	12,953,019	€41.67

Fair value disclosures

The Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company’s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants for the six months ended March 31:

	2003	2004
Weighted-average assumptions:
Risk-free interest rate	3.51%	3.50%
Expected volatility	59%	59%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in Euro	4.40	5.92

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”:

	For the three months ended March 31,		For the six months ended March 31,
	2003	2004	2003	2004
Net (loss) income:
As reported	(328)	39	(368)	73
Deduct: Stock-based employee compensation expense included in reported net income	2	—	4	1
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(10)	(9)	(30)	(21)
Pro forma	(336)	30	(394)	53

Basic and diluted earnings (loss) per share in euro:
As reported	€(0.45)	€0.05	€(0.51)	€0.10
Pro forma	€(0.47)	€0.04	€(0.55)	€0.07

16.           Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the six months ended March 31, 2003 and 2004 are as follows:

	Six months ended March 31,
	2003	2004
Unrealized gain on securities
Unrealized holding (losses) gains	(1)	4
Reclassification adjustment for gains (losses) included in net income (loss)	2	(11)
Net unrealized gains (losses)	1	(7)
Foreign currency translation adjustment	(86)	(37)
Other comprehensive loss	(85)	(44)
Accumulated other comprehensive loss - beginning of period	(27)	(88)
Accumulated other comprehensive loss - ending of period	(112)	(132)

17.           Supplemental Cash Flow Information

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Cash paid for:
Interest	13	50	35	71
Income taxes	3	—	21	18

As further discussed in note 14, during the three months ended March 31, 2004, the Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture.

18.           Related Parties

The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells a considerable portion of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables at September 30, 2003, and March 31, 2004 consist of the following:

	September 30, 2003	March 31, 2004
Current:
Siemens group – trade	194	183
Associated and Related Companies - trade	8	10
Siemens group - financial and other	18	18
Associated and Related Companies - financial and other	125	54
Employee receivables	7	4
	352	269
Non-current:
Associated and Related Companies - financial and other	11	9
Employee receivables	2	2
	13	11
Total Related Party receivables	365	280

Related Party payables at September 30, 2003, and March 31, 2004 consist of the following:

	September 30, 2003	March 31, 2004
Siemens group - trade	73	50
Associated and Related Companies - trade	54	58
Associated and Related Companies - financial and other	5	2
Total Related Party payables	132	110

Transactions with Related Parties for the three and six months ended March 31, 2003 and 2004 are as follows:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Sales to Related Parties
Siemens group companies	197	230	409	477
Associated and Related Companies	76	20	96	33
Total Sales to Related Parties	273	250	505	510

Purchases from Related Parties:
Siemens group companies	115	132	255	222
Associated and Related Companies	75	173	328	260
Total Purchases from Related Parties	190	305	583	482

On January 12, 2004, Siemens reported that it had sold 150,000,000 shares of Infineon Technologies AG, thereby reducing its ownership interest in the Company to 18.9%. This remaining interest in the Company is held in a non-voting trust.

19.           Pension Plans

Information with respect to the Company’s pension plans for the three months ended March 31, 2004 is presented by German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost for the three months ended March 31, 2004 are as follows:

	For the three months ended March 31, 2004
	Domestic plans	Foreign plans

Service cost	(3)	(2)
Interest cost	(3)	(1)
Expected return on plan assets	2	1
Amortization of unrecognized actuarial losses	(1)	—
Net periodic pension cost	(5)	(2)

20.           Financial Instruments

The Company periodically enters into derivatives including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows or to reduce the interest rate risk related to its debt instruments. The Company does not enter into derivatives for trading or speculative purposes. The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2003, and March 31, 2004 are as follows:

	September 30, 2003		March 31, 2004
	Notional amount	Fair value	Notional amount	Fair value
Forward contracts sold:
U.S. dollar	306	5	274	(7)
Japanese yen	8	—	4	—
Great Britain pound	2	—	—	—

Forward contracts purchased:
U.S. dollar	54	(1)	—	—
Japanese yen	29	1	14	1
Singapore dollar	20	—	7	—
Great Britain pound	4	—	6	—
Other currencies	15	1	16	—

Currency options sold:
U.S. dollar	175	(10)	702	(18)

Currency options purchased:
U.S. dollar	186	7	699	26

Cross currency interest rate swap:
U.S. dollar	547	113	447	106

Interest rate swap:	1,200	27	1,200	50

Fair value, net		143		158

At September 30, 2003, and March 31, 2004, all derivative financial instruments are recorded at fair value.

Foreign exchange results for the three months ended March 31, 2003 and 2004 were a loss of €15 and a gain of €9, respectively, and were a loss of €21 and a gain of €3, for the six months ended March 31, 2003 and 2004, respectively.

Interest expense, net for the three months ended March 31, 2004 reflects additional interest aggregating Euro 21 million paid upon settlement of the redeemable interest related to the SC300 venture (note 14), which was partially offset by the positive impact of the change in fair value of the interest rate swap derivative related to the convertible bonds.

21.           Commitments and Contingencies

Litigation

On August 7, 2000 and August 8, 2000, Rambus Inc. (“Rambus”), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company’s SDRAM and DDR DRAM products infringe patents owned by Rambus.

On May 4, 2001 and May 9, 2001, the Federal District Court for the Eastern District of Virginia (the “District Court”) dismissed all 57 of Rambus’ patent infringement claims against us. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to us. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit (“CAFC”) revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC’s decision unsuccessfully to the U.S. Supreme Court. The retrial in the District Court on the patent infringement claims is in the early stages. Trial is scheduled to begin June 10, 2004. The Company believes it has meritorious defenses to the allegations of infringement.

Proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened. Rambus appealed the EPO’s declaration, and the EPO ruled at a hearing in February 2004 that Rambus’ patent was invalid and revoked it. Therefore, currently only Rambus’ expired utility model remains in the infringement proceedings. The Court has currently scheduled a hearing in the infringement matter for June 2004. The Company believes it has meritorious defenses to the allegations of infringement.

SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of Infineon’s Memory Products segment. This segment contributed net sales of €2,485 and earnings before interest and taxes of €31 during the year ended September 30, 2003. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

Infineon currently licenses certain RDRAM technology from Rambus. The Company’s use of this technology is not in dispute in the proceedings described above.

On June 17, 2002, Infineon’s U.S. subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by the Antitrust Division of the Department of Justice (the “DOJ”) into possible antitrust violations in the DRAM industry. The Company is cooperating with the DOJ in its investigation.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon and other DRAM suppliers. Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. On September 26, 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings.

Nine additional cases were filed between August 2, 2002 and March 15, 2004 in the following California and Massachusetts state superior courts: five in San Francisco County, one in Santa Clara County, one in Los Angeles County, one in Humboldt County, all in California, and one in Essex County, Massachusetts. Each of the California and Massachusetts state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during a specified time period commencing on or after November 1, 2001. The complaints allege violations of California’s Cartwright Act, California and Massachusetts Unfair Competition Laws and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM memory products. The Company is cooperating with the Commission in its investigation.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Accordingly, as of March 31, 2004, the Company has an accrued liability in the amount of €28 related to the investigation by the DOJ and the EU-Commission and civil antitrust claims. As additional information becomes available, the potential liability related to these matters would be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.

An adverse final resolution of the Rambus claims, the DOJ or EU-Commission investigations or the civil antitrust claims described above would result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

In October 1999, Deutsche Telekom AG notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. Deutsche Telekom originally alleged damages of approximately €90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens served third party notice on the Company on December 21, 2001. In 2003, Deutsche Telekom increased its claim to €150. On July 15, 2003, the State Court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and the Company. Deutsche Telekom has appealed the decision. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Company’s formation. The Company has investigated the Deutsche Telekom claim and believes that it is without merit.

One of the Company’s customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus’ patents. The Company supplied this customer with the relevant component, and the customer has requested that the Company indemnify it for any damages it may incur as a result of Rambus’ claims. The customer’s notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company’s exposure, if any, is likely to be if this customer’s claim against the Company is found to be valid.

On May 7, 2003 ProMOS filed arbitration proceedings against the Company in Munich under the ICC Arbitration Rules. The Company had licensed certain DRAM technologies to ProMOS under a license agreement, which the Company subsequently terminated due to ProMOS’ material breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to the Company’s material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $36 million for DRAM products sold to the Company. Originally ProMOS had claimed $31 million, however, on December 19, 2003 ProMOS amended such claim to $36 million and introduced a new claim for damages in the amount of approximately $354 million based on Infineon’s alleged material breach of the license agreement. The Company has denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS’ claims. The Company has also filed counterclaims seeking an affirmative judgment that the Company was entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using the Company’s DRAM technologies and that the Company is entitled to damages for the misappropriation of the Company’s DRAM technologies. On March 31, 2004 the Company explained its claims, in particular its claim for damages. The Company is seeking damages in the net amount of approximately $221 million to $351 million (after deduction of $36 million for DRAM products purchased from ProMOS). The exact amount of damages, if any, is to be determined by the arbitral tribunal based on certain variables. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its results of operations or financial condition.

In late 2002, MOSAID Technologies Inc. alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This action has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations and financial condition.

At March 31, 2004, the Company has a provision, net of anticipated insurance recoveries, relating to a specific product performance matter. Management believes that based upon currently available information, such estimate will adequately provide for the exposure related to this matter.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. Liabilities, including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. Accordingly, the Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

In connection with Infineon’s Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to centralize its employees, who are currently situated in various locations throughout Munich, in one physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has an option to purchase the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, prior to occupancy the Company is required to place a rental deposit of €75 million in escrow. It is anticipated that the agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, “Accounting for Leases”, with monthly lease payments expensed on a straight line basis over the lease term. The agreement is subject to various conditions prior to closing.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria for receipt of the grant. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2004 up to €418 of these subsidies could be refundable. In 2004, the Company was notified that the European Union has approved grants related to the Company’s Porto facility of €42.

The Company has guarantees outstanding to external parties of €385 as of March 31, 2004. In addition, the Company, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of March 31, 2004, such inter-company guarantees principally relate to certain consolidated subsidiaries’ third party debt and aggregated €2,298 of which €1,700 relates to the convertible notes issued.

22.            Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Effective October 1, 2003 the Company reorganized certain of its business units to better reflect its customer and market profiles. In addition, the results of operations of the opto-electronics business are presented as a discontinued operation for all periods presented. Accordingly, the segment results for the 2003 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

The following tables present selected segment data for the three and six months ended March 31, 2003 and 2004:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Net sales
Wireline Communications	112	109	218	216
Secure Mobile Solutions	369	461	774	926
Automotive & Industrial	361	379	702	735
Memory Products	609	665	1,151	1,308
Other Operating Segments	26	50	63	97
Corporate and Reconciliation	7	7	17	12
Total	1,484	1,671	2,925	3,294

EBIT
Wireline Communications	(39)	(19)	(81)	(34)
Secure Mobile Solutions	(24)	27	(52)	41
Automotive & Industrial	50	51	94	99
Memory Products	(137)	13	(106)	70
Other Operating Segments	(14)	(17)	(8)	(22)
Corporate and Reconciliation	(57)	16	(97)	(13)
Total	(221)	71	(250)	141

Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters’ cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the three months ended March 31, 2003 and 2004 Corporate and Reconciliation includes unallocated excess capacity costs of €26 and €5, and restructuring charges of €10 and €8, respectively. For the six months ended March 31, 2003 and 2004, corporate and reconciliation includes unallocated excess capacity costs of €46 and €24, and restructuring charges of €11 and €10, respectively.

The following is a summary of operations by geographic area for the three and six months ended March 31, 2003 and 2004:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Net sales
Germany	356	422	725	837
Other Europe	293	287	574	562
North America	328	362	643	693
Asia / Pacific	498	580	969	1,166
Other	9	20	14	36
Total	1,484	1,671	2,925	3,294

Revenues from external customers are based on the customers’ billing location. Except for sales to Siemens, which are discussed in note 18, no single customer accounted for more than 10% of the Company’s sales during the three and six months ended March 31, 2003 and 2004. Sales to Siemens are made primarily by the non-memory product segments.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT as a measure to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

		Three months ended March 31,		Six months ended March 31,
		2003	2004	2003	2004
Net (loss) income		(328)	39	(368)	73
Adjust:	Income tax expense	96	24	108	37
	Interest expense, net	11	8	10	31
EBIT		(221)	71	(250)	141

23.           Subsequent Event

On April 23, 2004 the Company announced plans to expand capacity at its Richmond, Virginia plant, which involves the completion of construction and equipment installation for a 300-millimeter fabrication facility. The initial expansion project is estimated to cost $1 billion, with the start of production of advanced DRAM chips on 300-millimeter wafers beginning in the first half of 2005.

SUPPLEMENTARY INFORMATION

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

	September 30, 2003	March 31, 2004
Cash and cash equivalents	969	956
Marketable securities	1,784	1,859
Restricted cash	67	52
Gross Cash Position	2,820	2,867

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	Three months ended March 31,		Six months ended March 31,
	2003	2004	2003	2004
Net cash provided by operating activities	101	463	105	783
Net cash used in investing activities	(323)	(92)	(663)	(875)
Purchase (sale) of marketable securities, net	132	(318)	106	82
Free cash flow	(90)	53	(452)	(10)

Backlog

Most standard products, such asmemory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three months ended March 31, 2004.

Employees

As of March 31, 2004, Infineon had approximately 33,600 employees worldwide, including about 6,500 engaged in Research and Development.

Submission of Matters to a Vote of Shareholders

On January 20, 2004, the annual shareholders’ meeting through a majority of votes approved the following matters:

•                  Approval of the acts of the members of the Managing Board during the fiscal year 2002/2003

•                  Approval of the acts of the members of the Supervisory Board during the fiscal year 2002/2003

•                  Appointment of KPMG Deutsche Treuhand-Gesellschaft AG as auditors for the fiscal year 2003/2004

•                  Increase in the Authorized Share Capital I/2002 for increases in cash and in kind, renewal of the power to exclude preemptive rights of shareholders and corresponding amendment to the Articles of Association

•                  Rescission of the old authorized share capital provided for issue to employees and creation of a new authorized share capital for this purpose and corresponding amendment to the Articles of Association

•                  Amendment of the authorization of January 22, 2002 to issue bonds with warrants and convertible bonds, opening up of the Conditional Share Capital II/2002 and corresponding amendment to the Articles of Association

Changes of Management and Supervisory Board Members

On March 25, 2004 the member and Chairman of the Management Board of Infineon Technologies AG, Dr. Ulrich Schumacher (Chief Executive Officer) resigned from his positions as member and Chairman of the Management Board (Chief Executive Officer) with the Company with immediate effect. The Supervisory Board consented to this resignation in its meeting of March 25, 2004. The Supervisory Board made use of the possibility under German Corporate Law and has temporarily appointed its Chairman, Mr. Max Dietrich Kley, to the position of member and Chairman of the Management Board (Chief Executive Officer) for a period of not more than one year.

The employees of the Company elected the following employee representatives as new members of the Supervisory Board:

Jacob Hauser, Infineon, Munich
Dieter Scheitor, IG Metall, Frankfurt
Kerstin Schulzendorf, Infineon, Dresden
Alexander Trüby, Infineon, Dresden

The above employee representatives replaced the following members immediately following the annual shareholder meeting on January 20, 2004:

Ender Beyhan, Infineon, Munich
Johann Dechant, Infineon, Regensburg
Heinz Hawreliuk, IG Metall, Frankfurt
Wolfgang Müller, IG Metall, Munich

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and it is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2002 (based on XETRA daily closing prices, indexed on September 30, 2002):

— Infineon Technologies (XETRA)                 — DAX

Share price during the three months ended March 31, 2004:

INFINEON
Start	Jan. 02, 2004	11.41 Euro
High	Jan. 09, 2004	12.44 Euro
Low	Mar. 16, 2004	10.65 Euro
Final	Mar. 31, 2004	11.90 Euro

DAX
Start	Jan. 02, 2004	4018.50
High	Jan. 13, 2004	4151.83
Low	Mar. 24, 2004	3726.07
Final	Mar. 31, 2004	3865.70

Fiscal Calendar

Fiscal Period	Period end date	Results press release
Third quarter	June 30, 2004	July 20, 2004
Financial year	September 30, 2004	November 9, 2004 (preliminary)

Publication date: April 27, 2004.

Contact information

Infineon Technologies AG

Investor Relations and Financial Communications

P.O. Box 80 09 49

81609 Munich, Germany

Phone: +49 89 234-26655

Fax: +49 89 234-9552987

E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity.  Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies.  We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies.  Our regulatory risks include potential claims for environmental remediation.  We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website, as well as on the SEC’s website, www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.